April 22, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric Envall
Susan Block
Division of Corporation Finance
Office of Finance

Altimar Acquisition Corporation

Amendment No. 3 to Registration Statement on Form S-4

Filed April 12, 2021

File No. 333-251866

Ladies and Gentlemen:

On behalf of our client, Altimar Acquisition Corporation, a Cayman Islands exempted company (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 20, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, has filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions and other updated information (“Amendment No. 4”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter. Immediately below each reproduced comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 4.

Amendment No. 3 to Form S-4 filed April 12, 2021

Note 3—Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 216

1.

We note your revised disclosure for adjustment (p) and that based on an evaluation of the facts and circumstances and in contemplation of the guidance provided in ASC 805, you have determined that the modification would be to the benefit of Owl Rock as the accounting acquirer.

•

Please tell us the facts and circumstances evaluated related to the modification and the relevant accounting guidance that supports your determination that the modification would be to the benefit of Owl Rock as the accounting acquirer.

•

Please provide us an accounting analysis comparing the facts and circumstances related to the modification to the factors noted in ASC 805-10-55-18 in determining if the modification was part of the business combination. Also, tell us how you considered the guidance in ASC 805-10-55-24 through 55-26 in your accounting determination.

Response to Comment 1

The Registrant respectfully advises the Staff that it expects to account for the modified Award Units as replacement awards in accordance with ASC 805-30 because it is obligated to replace the acquiree awards pursuant to the Business Combination Agreement.

Securities and Exchange Commission

April 22, 2021

In connection with the Business Combination, the vesting of the award is expected to be modified to accelerate the remaining vesting period. The Registrant believes the analysis of such expected modifications in these instances require the use of significant judgment to determine whether a portion of the fair-value-based measure of the awards should be recognized as post-combination compensation expense or as a component of the consideration transferred for the acquiree. When determining if the awards should be recognized as post-combination compensation expense or as a component of the consideration transferred for the acquiree, the Registrant considered the following factors from ASC 805-10-55-18:

(a)

The reason for the transaction: to accelerate the vesting schedule of the Award Units as a part of the Business Combination to ensure that the incentives provided to certain Dyal management members are aligned with the performance of the accounting acquirer;

(b)	Who initiated the transaction: the accounting acquirer initiated the modification to accelerate the vesting; and

(c)	Timing of the transaction: the accounting acquirer expects to modify the agreement in conjunction with the close of the Business Combination.

In consideration of the aforementioned factors, the modification is deemed to be for the benefit of the accounting acquirer.

While the Registrant considered the guidance in ASC 805-10-55-24 through 55-26, the Registrant respectfully advises the Staff that it expects to account for the modified Award Units in accordance with ASC 805-30-30-9. As such, the modifications of the Award Units will be accounted for in accordance with Topic 718. Consistent with the guidance in ASC 805-30-55-7 and 55-8, and further illustrated in ASC 805-30-55-18 and 55-19, the Registrant will determine the portion of a replacement award that is part of the consideration exchanged for the acquiree and the portion that is compensation for post-combination vesting. The portion of the Award Units attributable to pre-combination vesting is the fair-value based measure of the Award Units multiplied by the ratio of the pre-combination employee’s service period to the greater of the total service period or the original service period of the acquiree award. The remaining portion is attributable to the post-combination service period. The vesting of the Award Units is expected to accelerate under the modification, and therefore, the amount attributable to post-combination compensation is expected to be expensed on day one.

In response to the Staff’s comment, the Registrant has also revised its disclosure in footnotes (p) and (q) on pages 223 and 224 of Amendment No. 4 to indicate our consideration of the requirements under ASC 805 and ASC 718.

2.

We note your revised disclosure for adjustment (p) and disclosure related to adjustment (q). Please revise to clarify how the Dyal Award Units impact the amount of Seller Earnout Securities issued to each entity.

Response to Comment 2

In response to the Staff’s comment, the Registrant has further revised its disclosure in footnote (q) on page 224 of Amendment No. 4.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309 or David A. Curtiss at (212) 373-3146.

Very truly yours,

/s/ Raphael M. Russo
Raphael M. Russo

cc:	Securities and Exchange Commission
Michael Volley
Amit Pande

Altimar Acquisition Corporation
Tom Wasserman
Wendy Lai

Paul, Weiss, Rifkind, Wharton & Garrison LLP
David A. Curtiss
Elizabeth C. Ferrie
Keerthika Subramanian